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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall and Romkema Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing	Michigan	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Alan Romkema — 517-337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyaard Tolman Venlet P.C.
(Name – *if individual, state last, first, middle name*)

16 E. Main Avenue	Zeeland	Michigan	49464
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Alan Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall and Romkema Financial Services, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires Dec. 26, 2013
Acting in the County of Ingham

Notary Public

Signature

General Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.

SEC FILE NUMBER: 8-65800

FIRM ID: 124609

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008
AND 2007

MEYAARD TOLMAN & VENLET p.c.
Certified Public Accountants
Zeeland, Michigan

TABLE OF CONTENTS

Meyaard Tolman Venlet p.c.

CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA
JERRY L. BROEKHUIS, CPA, MST
JOHN P. ROSENDALL, CA, CPA

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT

To the Members
Hall & Romkema Financial Services, L.L.C.
East Lansing, Michigan

We have audited the accompanying statements of financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital, basic net capital requirement and aggregate indebtedness as of December 31, 2008, on pages 6 and 7, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such computations have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants
February 12, 2009

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2008	2007
CURRENT:		
Cash - operating	$ 25,201	$ 6,429
Cash - Fidelity Investments / Vanguard Group	5,617	5,529
Accounts receivable	76,609	81,802
Prepaid expenses	6,559	7,784
Total Current Assets	113,986	101,544
PROPERTY AND EQUIPMENT - net of accumulated depreciation of $766 and $278, respectively	4,323	836
OTHER:		
Clearing account cash	104,207	100,332
TOTAL ASSETS	$ 222,516	$ 202,712

LIABILITIES AND MEMBERS' EQUITY	2008	2007
CURRENT LIABILITIES:		
Accounts payable	$ 10,229	$ 4,390
Total Current Liabilities	10,229	4,390
MEMBERS' EQUITY	212,287	198,322
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 222,516	$ 202,712

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2008	2007
Beginning balance	$ 198,322	$ 131,267
Net income	213,965	187,055
Member capital contributions (distributions) - net	(200,000)	(120,000)
Ending balance	$ 212,287	$ 198,322

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2008	2007
REVENUES:		
Advisory fees	$ 322,558	$ 254,251
Commissions	95,804	47,480
Other	2,862	37,441
Total Revenues	421,224	339,172
GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional services	99,497	80,215
Clearing charges	38,614	25,858
Consulting services	23,277	12,082
Commission expense	21,260	12,327
Online service	6,189	6,236
Office supplies and expense	6,058	5,870
Professional fees and licenses	5,516	6,390
Professional liability insurance	5,406	2,494
Marketing costs	991	1,570
Miscellaneous	754	783
Publications / informational materials	716	732
Repairs and maintenance	580	-
Depreciation	488	223
Fidelity bond	364	364
Travel and entertainment	50	-
Continuing education	-	876
Total General and Administrative Expenses	209,760	156,020
Operating Income	211,464	183,152
OTHER INCOME (EXPENSE):		
Interest income	2,501	3,903
NET INCOME	$ 213,965	$ 187,055

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	2008	2007
Net income	$ 213,965	$ 187,055
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	488	223
(Increase) decrease in:		
Receivables	5,193	(32,522)
Prepaid expenses	1,225	(1,770)
Increase (decrease) in:		
Accounts payable	5,839	(2,749)
Net Cash Provided (Used) by Operating Activities	226,710	150,237
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in clearing account cash	(3,875)	(28,887)
Acquisition of office equipment	(3,975)	-
Net Cash Provided (Used) by Investing Activities	(7,850)	(28,887)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' distributions - net	(200,000)	(120,000)
Net Cash Provided (Used) by Financing Activities	(200,000)	(120,000)
Net increase (decrease) in cash	18,860	1,350
Cash, beginning	11,958	10,608
Cash, ending	$ 30,818	$ 11,958
Reconciliation with Statements of Financial Condition:		
Cash -operating	$ 25,201	$ 6,429
Cash - Fidelity Investments / Vanguard Group	5,617	5,529
Totals	$ 30,818	$ 11,958

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total members' equity from statement of financial condition	$	212,287
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		212,287
Additions		-
Total capital and allowable subordinated liabilities		212,287
Deductions - nonallowable assets from statement of financial condition:		
Accounts receivable		(76,609)
Prepaid expenses		(6,559)
Property and equipment - net		(4,323)
Net capital before haircuts on securities positions		124,796
Haircuts on securities		(2,196)
Net capital	$	122,600

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2008

Minimum net capital required:				
Total aggregate indebtedness	$	10,229		
Applicable percentage		6.67%		
		682		
Minimum dollar net capital requirement		5,000		
Net capital requirement			$	5,000
Excess net capital (net capital less net capital requirement)				117,600
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)				121,577
120% of required net capital				6,000
Net capital in excess of 120% of required net capital				116,600

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	10,229
Additions		-
Total aggregate indebtedness	$	10,229
Percentage of aggregate indebtedness to net capital		8%

See notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

NATURE OF OPERATIONS - The Company was formed as a limited liability company (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD)), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For purposes of the statements of cash flows, cash consists of amounts on deposit in a checking account, as well as cash deposits held in registered investment management companies.

ACCOUNTS RECEIVABLE - Accounts receivable are stated at their net realizable value. Management has determined that all amounts are collectable, and therefore, no provision for uncollectability has been recorded in the accompanying financial statements.

PROPERTY, EQUIPMENT AND DEPRECIATION - The cost of property and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

CLEARING ACCOUNT DEPOSIT

The Company utilizes the services of a New York Stock Exchange member to act as their clearing agent for all customer security transactions. As security for this contractual relationship, the Company was required to deposit $15,000 with the clearing agent.

INCOME TAX

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision for federal income tax is recorded in the financial statements.

OTHER REVENUES

Other revenues for the year ended December 31, 2007 include $35,000 received as a result of the NASD and New York Stock Exchange (NYSE) Member Regulation consolidation.

RELATED PARTY TRANSACTIONS

Hall & Romkema, PLC

The Company's members are also owners of Hall & Romkema PLC, a Certified Public Accounting Firm (the accounting firm). The Company shares office space with the accounting firm. A total of $4,800 was paid by the Company to the accounting firm for office usage and occupancy expenses for each of the years ended December 31, 2008 and 2007.

The Company paid the accounting firm $96,180 and $76,940 for professional investment advisory, accounting and promotional fees during the years ended December 31, 2008 and 2007, respectively. The Company owed the accounting firm $8,165 and $0 at December 31, 2008 and 2007, respectively.

HRC Hotels, L.L.C.

During 2007 and 2006, the Company was engaged as the exclusive managing agent to sell debentures of HRC Hotels, L.L.C. under the terms of a private placement memorandum. As compensation for these services, the Company was paid a placement fee ranging from 2.75% to 3.00% of the gross proceeds from the sales of such debentures. The Company recognized total commission revenue of $24,585 and $76,209 from this private placement during the years ended December 31, 2007 and 2006, respectively.

During 2008, the Company was again engaged as the exclusive managing agent to sell debentures of HRC Hotels, L.L.C. under the terms of a private placement memorandum. As compensation for these services, the Company was paid a placement fee ranging from 2.50% to 5.50% of the gross proceeds from the sales of such debentures. The Company recognized total commission revenue of $61,520 from this private placement during the year ended December 31, 2008.

Two equity owning members of the Company are also officers and part owners of HRC Hotels, L.L.C.

Retirement Options, L.L.C

The Company's members are also the majority owners of Retirement Options, L.L.C., a retirement planning and administration company. The Company recognized total commission revenue of $53,355 from Retirement Options, L.L.C. during the year ended December 31, 2008. The December 31, 2008 statement of financial condition includes $13,478 receivable from Retirement Options, L.L.C.

Meyaard Tolman Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA
JERRY L. BROEKHUIS, CPA, MST
JOHN P. ROSENDALL, CA, CPA

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Hall & Romkema Financial Services, L.L.C.
3495 Coolidge Road
East Lansing MI 48823

In planning and performing our audit of the financial statements and supplementary information of Hall & Romkema Financial Services, L.L.C. (the Company) for the year ended December 31, 2008, on which we have issued our report dated February 12, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Securities Exchange Act of 1934, Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted,

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants

Zeeland, Michigan
February 12, 2009